July 6, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Chanda DeLong, Attorney-Advisor

Re:

Registration Statement on Form S-1

Filed May 27, 2011

File No. 333-174557

Dear Ms. Bednarowski and Ms. DeLong:

Below please find our responses to the Staff’s comment letter dated June 23, 2011 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

Outside Front Cover Page of the Prospectus, page 3

1.

Please revise to include the maximum aggregate net proceeds and your selling shareholders’ maximum aggregate net proceeds from this offering.  Refer to Item 501(b)(3) of Regulation S-K.

We have revised the first two paragraphs to include this information.  See page 3.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

2.

We note your statement in the second paragraph of this section regarding the OTC Bulletin Board.  Please revise to disclose here that you have taken no steps to enable your stock to be quoted on the OTC Bulletin Board and that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.

We have revised the paragraph to include the disclaimer.  See page 3.

3.

Please provide the legend required by Item 501(b)(10) of Regulation S-K

We have included an appropriate highlighted legend at the top of the page.  See page 3.

Prospectus Summary, page 4

Our Company, page 5

4.

Please revise to disclose your assets as of the most recent practicable date.  In addition, please revise here and throughout your filing to put parentheses around your losses.

There have been no changes in our assets since the original filing.  We have clarified the disclosure of our assets as of the date of prospectus.  We have also revised this page, and elsewhere in the filing, to include parentheses around loss figures.  See page 5.

5.

Please revise to disclose the amount of money needed to accomplish your business goals, including the cost of your reporting obligations.  In addition, please revise to include the amount of proceeds you will receive if you sell all of the shares in this offering along with disclosure that there is no guarantee that you will sell any shares in this offering and that you will not receive any proceeds from the shares sold by the selling shareholder.  Finally, please disclose the $1,000,000 to $1,500,000 that you estimate you will need to raise over the next five years through additional equity offerings to open additional restaurants.

We have revised the section to include two new paragraphs including the additional disclosures.  See page 5.

6.

Please revise to disclose that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.  In this regard, we note your disclosure in the second to the last sentence in the third paragraph of this section that your independent registered accounting firm included additional comments indicating concerns about your ability to continue as a going concern.

We have separated and expanded the disclosure relating to our auditor’s going concern opinion.  See page 5.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

7.

Please revise to disclose here that you have two employees that intend to devote between five to ten hours a week on your business.

We have added a paragraph disclosing the limited amount of time each director has to spend on the business and the possible ramifications of such.  See page 6.

Risk Factors, page 8

General

8.

Please revise to include a risk factor to discuss the risks of doing business in the Caribbean.

We added the risk factor “Focusing all of our business interests entirely on the Caribbean region may result in increased costs and risks.”.  See page 11.

9.

We note your disclosure on page 7 that there is no required minimum amount of shares that must be sold in this offering.  Please add a risk factor that discusses this risk.

We added the risk factor “There is no minimum amount of shares which have to be sold in this offering…”.  See page 15.

10.

We note your disclosure in the third risk factor on page 9 that you may need additional funds to complete your business plans before you are able to achieve a sustainable level of revenue and your disclosure on page 24 that you anticipate raising between $1,000,000 to $1,500,000 through additional equity offerings to open your additional restaurants.  Please revise to include a risk factor to discuss the recent economic conditions and what impact these current market conditions may have on your ability to start a restaurant, achieve profitability and obtain additional financing.  In addition, please discuss the risk of dilution.

We added the risk factor “Continued weak economic conditions may hinder our ability to open new restaurants, achieve profitability, and raise the $1.0-$1.5 million in additional financing we need to pursue our long-term business goals.”.  See page 11.

11.

Please revise to add a risk factor that discusses the effect of the shares offered by your selling shareholder will have upon your offer to sell shares of your common stock or explain why this is not necessary.

After careful consideration we do not believe that such a risk factor is material and, depending on its underlying language, could be misleading to the reader.  While both the Selling Shareholder and ourselves have mutual business and equity interests in one another, the offering of shares by the Company and by the Selling Shareholder are conducted independently and to parties unknown to one another.  We will be offering shares to friends, family and business associates of our officers, Michael Hume and Christina Harris.  Our success or failure at placing the offering depends solely on us and our personal contacts.  The same is true of the Selling Shareholder.  We will not participate in

Ms. Bednarowski and Ms. DeLong

July 6, 2011

their placement of their shares.  While we wish them success, it is entirely up to them to find buyers of their shares.

Our industry is highly competitive, page 8

12.

Please revise to disclose the competitive disadvantage you will have due to the additional costs of being a reporting company in a market that consists mostly of non-public “mom and pop” restaurants or explain why this is not necessary.

We have revised the risk factor.  See page 9.

Because we are in the development stage and have nominal assets, page 9

13.

Refer to the first full paragraph on page 10.  Please revise to eliminate the implication that you will no longer be a shell company if you are able to secure a suitable leasehold, renovate this leasehold, and initiate a marketing campaign.  Please also delete the phrase “we should be able to accomplish these milestones.”

We have revised the risk factor.  See page 11.

The success of our business depends heavily on Michael Hume and his vast experience, page 10

14.

Please remove the word “vast” as this term is subjective.

We have removed the “vast” qualifier in all instances referring to Michael Hume’s experience in the restaurant industry.  See page 12.

Because our officers and directors will be devoting a limited amount of their time, page 10

15.

We note your statement that you have not formulated a plan to resolve possible conflicts of interest with Mr. Hume’s “other competing business activities.”  Please disclose in detail here and elsewhere in the filing, as applicable, the nature of Mr. Hume’s competing business activities and the conflicts of interest that may arise.  Please also add a separate risk factor to disclose the risks associated with the fact that your officers are also serving as directors.  Specifically include that because they are serving in both capacities, they will be able to determine and set their own compensation.

We have revised the risk factor to include disclosure relating to Mr. Hume’s outside business interests and how they may conflict with our business plans.  See page 13.

Additionally, we have added the risk factor “Our officers also serve as our only directors on our Board of Directors.  As such, they have the ability to establish their own compensation packages.”.  See page 13

Ms. Bednarowski and Ms. DeLong

July 6, 2011

Failure to achieve and maintain effective internal controls, page 13

16.

Please include a separate risk factor to discuss all the risks associated with becoming a public company, including an estimate of the amount of expenses you will incur to comply with the public company reporting requirements.  Please also revise this risk factor to discuss the process you are undertaking to determine whether your “existing internal controls” are compliant with 404 and include the results of this process, when available.

We have added the risk factor “We may incur additional risks and significant increases annual costs to be a public company, which requires us to maintain compliance with Securities and Exchange Commission reporting requirements, and may not be able to absorb such costs.”.  See page 13.

We have revised the “Failure to achieve and maintain effective internal controls…” risk factor to include the results of our internal controls review process.  See page 16.

Use of proceeds, page 14

17.

Please revise to include the cost of this offering in your use of proceeds section and include a line item indicating your net offering proceeds.  Please also include the cost of obtaining licenses, including a liquor license, hiring and training your initial restaurant managers and employees, implementing the Management Information System, and buying uniforms.  Please also include the costs associated with complying with the public company reporting requirements.  Alternatively, advise.

We have revised the Use of Proceeds section to include the additional disclosures.  Please note, however, that we did not include anything relating to “uniforms”.  The reason behind this is our employees will be given one shirt (embroidered polo shirt for managers and t-shirt for other employees).  Afterwards, the employees will be required to purchase additional shirts, if they so desire, at a standard employee discount of 50%.  We view this as a nominal initial charge because even with the employee discount we should actually make a small profit on the sale of our merchandise to employees.  See page 17.

Selling Stockholders, page 15

18.

Please revise to disclose the relationship that Island Radio, Inc. has with Taurus Financial Partners, LLC.  Please also revise to disclose your share exchange transaction with Island Radio, Inc. or include a cross-reference to where this transaction is discussed in your prospectus and disclose your relationship with Island Radio, Inc.  Please also revise here and in your beneficial ownership table to disclose the person who has dispositive control over the shares owned by Island Radio, Inc.

We have revised the section with additional and expanded footnote disclosures.  We also added language to direct the reader to the table and footnotes.  See page 19.

We have also added the disclosure relating to Eric Boyer’s dispositive control over Island Radio’s shares of our common stock both here and in the beneficial ownership table.  See pages 19 and 35.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

Plan of Distribution, page 16

Shares Offered by the Selling Stockholder, page 17

19.

Please revise the first paragraph of this section to clarify that there is no guarantee that your shares of common stock will ever be quoted on the OTC Bulletin Board.

We have revised the first paragraph with said disclosure.  See page 21.

20.

Refer to the second paragraph of this section.  Please advise as to the legal basis for your conclusion that affiliates of the selling shareholder may rely on the prospectus to sell the shares and that you can file a prospectus supplement to name additional selling shareholders.  Alternatively, delete.

We deleted the paragraph.  See page 21.

Results of Operations, page 19

21.

We note your disclosure on page F-10 that Taurus Financial paid all of your expenses from March 3, 2011 to March 31, 2011.  Please clarify, if true, that this included the $7,938 in formation costs and related legal fees.

We have revised the section to better clarify that Taurus has paid these expenses and that they are presently recorded in accounts payable.  See page 23.

Description of Our Business and Properties, page 20

Industry Background, page 20

22.

We note your disclosure in the first paragraph of this section regarding the restaurant industry in the United States and your disclosure on page 20 that your initial restaurant will be located in St. Maarten, Dutch West Indies.  Please revise to remove this paragraph or advise.

We have revised to remove the paragraph.  See page 24.

23.

Please provide support for all industry data that you have included in this section.  We note, for example, statements that the restaurant industry is highly fragmented and that the mom and pop restaurants comprise more than 70% of all restaurants, that the baby boomer population tends to eat at restaurants more than any other generation in history and that the baby boomers have been a critical driving factor for the growth and success within the restaurant industry over the past two decades.  In addition, please clarify whether these statistics refer to the restaurant industry in the Caribbean, and if not, please advise as to their relevance.

We have revised the section.  The 70% figure was our own estimate based on various articles from multiple industry publications.  However, our estimate is solely for the United States marketplace.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

In St. Maarten it is probably closer to 97% of restaurants that are independently owned, but there are no official studies or polls we can reference.  Rather than create confusion for the reader we have opted to remove this quasi-relevant information.  The same is true for the baby boomer information.  The studies we have for them reference the US marketplace.  See page 24.

Competition, page 21

24.

Please revise to explain why the success of your future restaurants will depend largely on your ability to attract repeat customers.  Similarly revise to clarify what you mean by “regular” customers in the second paragraph on page 22.  In this regard, we note your disclosure on page 24 that you intend to direct your marketing efforts toward tourists staying on the island or visiting for the day on a cruise ship.

We have revised the sections to clarify we desire repeat customers and the different types we are targeting and why.  See pages 24 and 26.

25.

Please provide support to us regarding your statement that the Caribbean region is dominated by smaller independent restaurant owners and that the few well-known brands operated by franchises in the region are mostly fast food restaurants.  Please also revise to clarify what you mean by “in house” restaurants and “in a steady and controlled manner” on page 21.  In addition, please revise to remove the term “extensive” knowledge and experience on page 21 as this term is subjective.

There are no reports we can reference to support the first statement.  However, we did revise it so the reader clearly understands that this statement is based on our management’s personal experience.  To this effect, and for the Staff’s knowledge, presently there is only one casual dining chain in St. Maarten: Hard Rock Café, which is located in Philipsburg.  We intend to open our restaurant on “restaurant row” in the Simpson Bay area.  The other chains on the island are McDonald’s, Burger King, Subway, Kentucky Fried Chicken, Taco Bell, Quizno’s, Domino’s, and Pizza Hut, none of which we will be directly competing against.  See page 24.

Additionally, we have further revised the language to clarify the terms above and eliminated the subjective term “extensive”.  See page 25.

Plan of Operations, page 21

26.

Please revise the second paragraph of this section to clarify that you have taken no steps to open a restaurant, obtain a leasehold or licenses to operate a restaurant, recruit or hire employees, or development training or management information systems.  Specifically state that the business plan outlined in this section is merely aspirational and there is no guarantee that you will be able to implement your plan.

We have expanded the disclosure accordingly.  See page 25.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

27.

Please revise your plan of operations to discuss the cost of acquiring inventory.  In addition, we not your disclosure on page 21 that you intend to sell t-shirts and other souvenirs in a separate souvenir hut.  Please revise your plan of operations to discuss your plans of opening a souvenir hut, including a timeline and costs.  Finally, please discuss the anticipated mark-up over expenses.

We have revised the discussion appropriately.  See page 25.

28.

Please advise as to how a Caribbean themed restaurant in the Caribbean is designed to offer customers a “distinctive” and “unique” dining experience.

We appreciate the Staff’s comment.  While it may sound somewhat ironic, and without getting too wordy, the reality is there are very few restaurants on St. Maarten with a true Caribbean flare.  For example, Skip Jack’s, where our Treasurer and Secretary, Christina Harris, concurrently works has more of the feel of a dockside restaurant from Maine.  Another example, and what was the best Caribbean themed restaurant on the island, Bamboo Bernie’s shut down and reopened in another location.  It went from Caribbean theme to New York industrial theme (concrete floors and exposed iron and such).  The trend over the past few years has been away from Caribbean theme to more “big city” themed.  It is our opinion that this trend has gone too far, creating a void and leaving both tourists and locals alike in search of a true Caribbean themed restaurant.  This is one of the reasons why we want to pursue opening such a restaurant now.

Keys for Success, page 22

29.

Please revise to clarify what you mean by “create and promote a fun, irreverent and socially interactive atmosphere” and how you intend to accomplish this by “utilizing unique restaurant and bar layouts.”  In addition, please revise to clarify what you mean by “unique” experience and “unique and imaginative” souvenirs in the third paragraph on page 22, “passionate culture of customer services,” “intense training” and “constant monitoring” in the fifth paragraph on page 22 and “consistent, disciplined expansion” in the sixth paragraph on page 22.  Alternatively, delete.

We have revised and expanded each of these paragraphs.  See page 26.

30.

Please delete the term “superior” in relation to value.  Please also clarify what you mean by “generous portioned” menu items.  Please also provide detail regarding how you intend to generate a $28 average check per guest and how determined that this menu price point is one that will cater to the demographic of St. Maarten and allow your restaurant to achieve profitability.

We have revised the paragraph to remove the term and expand upon this disclosure.  See page 26.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

Operations and Management, page 22

31.

Please  revise to clarify what you mean by “high volume” and a “competitive compensation plan” by providing quantitative information.

We have expanded the disclosure in both paragraphs.  See page 27.

Proposed Milestones to Implement Business Operations, page 23

32.

Please revise to disclose how you arrived at each cost estimate included in this section.

We have provided further detail on each cost estimate.  See pages 27 – 29.

33.

Please revise to remove the words “popular and desirable” as these words are subjective.

We have removed these words.  See page 27.

34.

Please revise your disclosure in the first paragraph on page 24 to disclose the number of employees you anticipate hiring.

We have disclosed our anticipated initial staffing needs.  See page 28.

Sales and Marketing, page 24

Investment and Strategic Alliance with Island Radio, Inc., page 24

35.

Please balance your disclosure regarding the preferential treatment you hope to receive because of the reciprocal investment with Island Radio, Inc. by disclosing that Island Radio, Inc. is offering 1,300,000 shares of your common stock out of the 2,000,000 shares of common stock that it acquired from you.  Please also specifically state that Island Radio currently has no radio station and that its plan to develop one are merely aspirational.  Please also disclose, if true, that you have no agreement with Island Radio to advertise or promote your restaurant.

We have revised the section accordingly.  See page 30.

Patents and Trademarks, page 25

36.

Please reconcile your disclosure that you intend to register the trademark Blue Water Bar & Restaurant with your use through the filing of the name “Blue Water Bar & Grill.”  Please also disclose whether you have taken any steps to register this trademark and provide the estimated cost of doing so.

We have revised the disclosure.  See page 31.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

Executive Compensation, page 27

37.

Please reconcile your disclosure on page 27 that no compensation has been paid to your officers with your disclosure on page 28 that Mr. Hume and Ms. Harris received shares of you common stock as compensation.  Please revise your summary compensation table, as necessary.

We have expanded the disclosure to reflect the officer compensation explanation, as well as added footnotes to the table also reflecting the issuances of the Founder’s Shares and how they are recorded in the financial statements.  See page 32.

Security Ownership of Certain Beneficial Owners and Management, page 28

38.

We note your share exchange with Island Radio, Inc.  Please file the exchange agreement as an exhibit to your filing or advise as to why this is not necessary.  Please also disclose the material terms of the transaction and the reasons you conducted the transaction in light of the $20,000 loss that you incurred.  Please also include this disclosure in the “Certain Relationships and Related Party Transaction” section.

We have included the Share Exchange Agreement under Exhibit 10.1.  Additionally, we have included further disclosure on the terms and reasons behind conducting the exchange, along with the disclosures from comment number 35.  See Exhibit 10.1 and page 34.

The impairment charge was suggested by our independent auditor and we saw no particular reason to argue the point.  Whenever we sell the shares of Island Radio the profit or loss will be recorded appropriately and in accordance with US GAAP.  We do believe we will eventually sell these shares for a profit and that has been disclosed as one of the reasons we made the investment.

Description of Securities, page 29

Common Stock, page 29

39.

Please revise to state the number of holders as of the latest practicable date.  In addition, please state that there is no public trading market for your common stock.

We have revised the disclosure.  See page 35.

Certain Relationships and Related Transactions and Corporate Governance, page 30

40.

Please revise to disclose the loan you received from Taurus Financial Partners, LLC pursuant to Item 404 of Regulation S-K.  In addition, please file the loan agreement as an exhibit to your registration statement or advise.  Finally, to the extent you anticipate using the proceeds from this offering to repay Taurus Financial Partners, LLC, please disclose in your Use of Proceeds section.

Taurus Financial Partners has not “loaned” us any funds to date.  They have invoiced us for expenses incurred and those expenses have been recorded in accounts payable.  Hence, there is no loan agreement.  If we are successful in placing this offering we will pay them, along with any other,

Ms. Bednarowski and Ms. DeLong

July 6, 2011

outstanding accounts payable we may have at such time.  See Use of Proceeds on page 17 and “Certain Relationships and Related Transactions…” on page 36.

41.

Please also revise this section to include the issuance of 5,000,000 shares to Taurus Financial Partners in exchange for its services assisting with the early development of your business.  Specifically, disclose your relationship with Taurus, the exact nature of the services provided and the market value of such services and file your agreement with Taurus as an exhibit to the registration statement or advise.

We have revised the disclosure to include the material terms relating to Taurus Financial Partners.  See Exhibit 10.2 and page 36.

42.

We note your disclosure on page 29 regarding the shares of common stock you gave to Arctic Eyes, LLC in consideration of its services with the initial development and future hosting of your website and marketing efforts aimed at building the Blue Water brand at travel websites and local radio stations.  Please disclose the material terms of your agreement, including specific details of the brand-building and marketing efforts that Arctic Eyes will undertake and the market value of these services, and file the agreement as an exhibit to your registration statement.

We have revised the disclosure.  See Exhibit 10.3 and page 36.

Exhibits and Financial Statement Schedules, page II-2

43.

Please revise to file a form of your subscription agreement as an exhibit to your registration statement.

We have included a copy of the form of the Subscription Agreement.  See Exhibit 10.4.

Signatures, page II-3

44.

Please revise the first paragraph on your signature page immediately prior to the signature on behalf of your company to correspond to Form S-1.  In addition, please revise to have your registration statement signed by persons in the capacity of principal executive officer, principal financial officer and either controller or principal accounting officer.  Refer to the Instructions to Form S-1.

We have revised the signature page.  See page II-4.

Exhibit 5.1

45.

Please have counsel revise the second sentence in the third paragraph on page 1 to clarify that it has only relied on the identified documents as to factual matters.

Legal counsel has revised the Opinion Letter.  See Exhibit 5.1.

Ms. Bednarowski and Ms. DeLong

July 6, 2011

46.

Please have counsel revise section (iii) on page 1 to clarify what it means by the statement that it has relied upon original, certified, conformed, Photostat or other copies of “[s]uch other matters of law, as I have deemed necessary for the expression of the opinion herein contained,” as it is unclear to us.

Legal counsel has revised the Opinion Letter.  See Exhibit 5.1.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer